EXHIBIT A

                      AMENDMENT TO THE AMENDED AND RESTATED
                    ARTICLES OF INCORPORATION OF THE COMPANY

         RESOLVED, that Article IV of the Amended and Restated Articles of Incorporation of the Company, as filed with the Kansas Secretary of State on September 20, 1996, be deleted in its entirety and replaced with the following language:

         "The authorized capital stock of the Company consists of Twenty-Five Million (25,000,000) shares of common stock (the "Common Stock"), $.001 par value per share, and Three Million (3,000,000) shares of Preferred Stock (the "Preferred Stock"), $.001 par value per share. The Board of Directors shall have the authority to issue Preferred Stock of any series, and to determine, in the duly adopted resolution or resolutions providing for the issue of such stock, the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such Preferred Stock to the full extent now or hereafter permitted by the Kansas General Corporation Code."